Exhibit 34.1

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

VW Credit, Inc.

We have examined management’s assertion, included in the accompanying Report on Assessment of Compliance with Applicable Servicing Criteria, that VW Credit, Inc. (the Company) complied with the servicing criteria set forth in Title 17, Section 229.1122(d) of the Securities and Exchange Commission’s Regulation AB for the asset-backed securities transactions involving retail automotive leases registered with the Securities Exchange Commission for which the Company acted as servicer (the Regulation AB Platform), as of December 31, 2021, as well as the period ended December 31, 2021 for Volkswagen Auto Lease Trust 2019-A and Volkswagen Auto Lease Trust 2020-A, except for the servicing criteria set forth in Sections 229.1122(d)(1)(iv), 229.1122(d)(2)(iii), 229.1122(d)(2)(vi), 229.1122(d)(3)(ii) with respect to remittances, 229.1122(d)(3)(iii)-(iv), 229.1122(d)(4)(ix)-(xiii) and 229.112(d)(4)(xv), which the Company has determined are not applicable to the activities it performs with respect to the Regulation AB Platform. With respect to applicable servicing criteria 1122(d)(2)(iii), the Company has determined that there were no activities performed during the year ended December 31, 2021 with the respect to the Regulation AB Platform, because there were no occurrences of events that would require the Company to perform such activities.

Our examination was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion regarding the Company’s compliance with the servicing criteria specified above is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the applicable servicing criteria. Our procedures were limited to the selected transactions and servicing activities performed by the Company during the periods covered by this report. Our procedures were not designed to detect noncompliance arising from errors that may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination and the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

In our opinion, management’s assertion that VW Credit, Inc. complied with the aforementioned servicing criteria as of December 31, 2021 and for the year ended December 31, 2021 noted above, for asset-backed securities transactions involving automotive lease transactions completed and registered with the Securities Exchange Commission for which the Company acted as servicer is fairly stated, in all material respects.

/s/ Baker Tilly US, LLP

Tysons Corner, Virginia

March 25, 2022

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